EXHIBIT (a)(1)(iii)

[NWY LETTERHEAD]

June 1, 2009

To New York & Company Associates Eligible to Participate in the Stock Option Exchange Program:

The New York & Company Stock Option Exchange Program (the “Option Exchange Program”) opened today and is expected to close at 5:00 p.m. EDT on June 29, 2009, subject to stockholder approval at the Company’s 2009 Annual Meeting. You have been identified as an associate who is eligible to participate in the Option Exchange Program, provided you continue to satisfy the conditions to participate throughout the duration of the Option Exchange Program. Note that eligibility is based on such factors as employment status, exercise price of outstanding stock options and the closing price of New York & Company stock on June 29, 2009. Further details on eligibility are included in the Option Exchange Program materials, which you will soon receive in the mail.

The Option Exchange Program gives you the opportunity to elect to exchange certain substantially underwater stock options for replacement stock options, representing the right to purchase fewer shares at a lower per share exercise price. The number of shares you will be able to purchase pursuant to a replacement option grant will be determined by using an exchange ratio determined on the grant date of June 29, 2009. The information being mailed to you from the Company will identify which of your outstanding options are eligible for exchange, the terms of the Option Exchange Program and an explanation of the exchange ratios.

Making a Decision About Whether or Not to Participate

You will soon receive a package by mail at your home address from the Company that contains information on the exchange process, answers to frequently asked questions, and instructions on how to elect to exchange your eligible options.  We must receive your completed Election Form before 5:00 p.m. EDT on June 29, 2009, regardless of whether you accept or decline the offer to exchange your Eligible Options.

Your choice must be a personal one, based on your assumptions about a number of factors, including the performance of publicly traded stocks generally, our own stock price and our business. We cannot advise you on your decision as to whether or not to participate, and there are no guarantees of our future stock performance. Moreover, we are not encouraging or discouraging your participation. You should read all of the Option Exchange Program materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate.

If you do not receive your package of materials by June 8, 2009, or if you have questions about the Option Exchange Program, please send an e-mail to OptionExchange@nyandcompany.com or call (212) 884-2644, where you will have the ability to leave a voice message.

We are pleased to offer the Option Exchange Program and encourage you to thoroughly review the materials to determine whether to participate in the Option Exchange Program.

/s/Richard P. Crystal
Richard P. Crystal
Chairman and Chief Executive Officer

The Option Exchange Program materials contain important information for associates, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the Option Exchange Program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at  www.sec.gov.